

March 1, 2022

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, FL 32810

>   **Re: Laser Photonics Corporation**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed February 23, 2022**
>   **File No. 333-261129**

Dear Mr. Tupuola:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 18, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1 filed February 23, 2022

Warrants, page 83

1.   We note your response to prior comment 4 and the waiver of a right to trial by jury provision in Section 7.12(a) of the warrant agent agreement filed as exhibit 4.2. Please expand the disclosure in this section to include a description of this provision and disclose whether the provision extends to U.S. federal securities law claims. If the jury trial waiver provision does apply to claims under the federal securities laws, please revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Also, please provide additional risk factor disclosure related to the enforceability of the jury trial waiver provision.

<u>Exhibit 4.2, page 97</u>

2. We note your response to prior comment 5 and the risk factor on page 28 about the exclusive forum provision for certain types of actions and proceedings. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the warrant agreement states this clearly.

<u>Exhibit 23.1, page 97</u>

3. We note that the auditor's consent refers to your prior amendment, "Form S1/A3." Please obtain a revised consent that refers to the appropriate registration statement amendment.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest M. Stern, Esq.